[redacted]

06014461

DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

BROWNRUDNICK

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

RECEIVED
2006 JUN 16 P 5:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 14, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

> Press release dated 14 June 2006 – Option Moves to New Global Headquarters to Accommodate Growth (**Exhibit 1**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

PROCESSED
JUN 20 2006
THOMSON
FINANCIAL

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ______________________
Dorothy L. Puzio, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)
Jenny E. Mercado, Esq. (via email)

6/19

1436863

b r o w n r u d n i c k . c o m

EXHIBIT 1

RECEIVED
2006 JUN 16 P 5:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OPTION WIRELESS TECHNOLOGY

OPTION MOVES TO NEW GLOBAL HEADQUARTERS TO ACCOMMODATE GROWTH

Leuven, Belgium - June 14, 2006 - Option N.V. (Euronext: OPTI; OPNVY), the wireless technology company, today announced that it has moved to its new global headquarters at a larger building in the new Arenberg Science Park , situated in the agreeable surroundings of the Leuven region. The headquarters will house Corporate, Finance, Legal, HR, Marketing, Business Development, Operations & Sales, Technology and Engineering functions.

Jan Callewaert, CEO Option: "The new headquarters reflect Option's continued growth and our commitment to scaling and strengthen our capabilities to meet the market demand. The need to add more people, to provide our employees a world-class work environment and laboratory space, while maximizing cost efficiencies, were the main reasons for moving."

The new Option headquarters facility is located in the Arenberg Sciene Park, just five minutes away from the historic town centre of Leuven, and can accommodate up to 300 people. The park has direct access to the extensive motorway network and is just 30 minutes away from the airport of the European capital (Brussels). The building, roughly 6.700 m², is leased from Interleuven (a government and communities related company actively promoting, amongst others, the economic expansion of the Leuven region, www.interleuven.be).

Option's new postal address and registered office:

Option nv
Gaston Geenslaan 14
3001 Leuven, Belgium

The e-mail addresses, telephone- and fax numbers remain the same.

For pictures of the new building please go to www.option.com/move

For more information please contact
Jan Callewaert, CEO
Frederic Convent, CFO
E-mail: investor@option.com
Tel + 32 (0) 16 317 411

ABOUT OPTION

Option NV (www.option.com), the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSDPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm (Sweden) and an ISO 9002 *production engineering and logistics facility in Cork, Ireland.*